SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gilat Satellite Networks Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.20 nominal value	M51474118
(Title of class of securities)	(CUSIP number)

Gilat House, 21 Yegia Kapayim Street,
 Kiryat Arye, Petah Tikva, 4913020 Israel
Tel: +972 3 929 3020

with copies to:
The Phoenix Holdings Ltd.
Derech Hashalom 53, Givataim 53454, Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

(Continued on following pages)

CUSIP No. M51474118

1	NAME OF REPORTING PERSON:
The Phoenix Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
Other OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
---

	8	SHARED VOTING POWER:
11,999,894.52 (*) (**)

	9	SOLE DISPOSITIVE POWER:
---

	10	SHARED DISPOSITIVE POWER:
11,999,894.52 (*) (**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
11,999,894.52 (*) (**)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
21.19% (***)

14	TYPE OF REPORTING PERSON:
CO

(*) This figure is on or about the date of filing.  On March 17, 2023 (the Date of Event Which Requires Filing of This Statement) this figure was 11,456,191.25.

(**) The beneficial ownership of the securities reported herein is described in Item 5(a).

(***) Based on 56,618,407 Ordinary Shares outstanding as of September 30, 2023 (as reported by the issuer on 6-K filing from November 7, 2023).  On March 17, 2023 (the Date of Event Which Requires Filing of This Statement) this figure was 20.23% based on 56,613,485 Ordinary Shares outstanding as of March 31, 2023 (as reported by the issuer on 6-K filing from May 9, 2023).

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D (“the Schedule”) is being filed by The Phoenix Holdings Ltd. (“The Phoenix” or the “Reporting Person”) to report the acquisition of Ordinary Shares of Gilat Satellite Networks Ltd. (the “Issuer”).

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either the Reporting Person or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Person and its Subsidiaries disclaims the existence of any such group.  In addition, the Reporting Person and Subsidiaries disclaim any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein.

Item 1.          Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of Gilat Satellite Networks Ltd. (the “Issuer”).

The Issuer is an Israeli public company registered with the Israel companies register, and its principal executive office is located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 4913020 Israel Tel: +972 3 929 3020.

Item 2.          Identity and Background.

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

The Phoenix Holdings Ltd.	Derech Hashalom 53, Givataim 53454, Israel
 The Phoenix Holdings Ltd. ("the Company") is a holding company that principally deals, through subsidiaries under its control, in various fields of capital markets and finances, including insurance, pension and provident funds management, the provision of brokerage services, management of mutual funds, management of investment portfolios, issuance of exchange traded funds and ETFs.
Israel

During the last five years, neither the Reporting Person or to the knowledge of the Reporting Person, any person listed on Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of The Phoenix.

Item 3.          Source and Amount of Funds or Other Consideration.

On March 17, 2023, The Phoenix acquired 89,000 Ordinary Shares from the Issuer for the amount of NIS 445,000 and sold 61,800 Ordinary Shares of the Issuer for the amount of NIS 463,500. On the same day, the Phoenix acquired additional 297,400 Ordinary Shares from the issuer for the amount of NIS 2,230,500. Please refer to item 5(a) for additional information regarding the beneficial ownership of the securities. The Phoenix funded these purchases as well as further purchases up until the date of this filing using Long and Short term saving monies of customers (OPM) and Phoenix Nostro monies.

Item 4.          Purpose of Transaction.

A general financial investment held by the Reporting Person with respect to the shares reported herein. The Reporting Person reserves the right to acquire or dispose further shares of the Issuer based upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of the Issuer’s Ordinary Shares at prices that would make the purchase of such shares desirable. There are no other plans.

Item 5.          Interest in Securities of the Issuer.:

The information below is based on an aggregate of on 56,618,407 Ordinary Shares outstanding as of September 30, 2023 (as reported by the issuer on 6-K filing from November 7, 2023).

(a)   Amount beneficially owned:

  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either the Reporting Person or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Person and Subsidiaries disclaims the existence of any such group. In addition, each of the Reporting Person and Subsidiaries disclaim any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein.

On or about February 7, 2024, the securities reported herein were held as follows:

	Ordinary Shares	Percentage of total Ordinary Shares outstanding
The Phoenix Investments House - "nostro" accounts	--	--
The Phoenix Investments House - trust funds	1,746,596.86	3.08%
The Phoenix Investments House - ETF's	--	--
The Phoenix "nostro" accounts	1,150,507	2.03%
The Phoenix pension and provident funds	--	--
Linked insurance policies of Phoenix	--	--
Partnership for Israeli shares (1)	9,077,849	16.03%
Partnership for investing in shares indexes (1)	24,941.66	0.04%
Partnership for international shares (1)	--	--
Halman - Aldubi Provident and Pension Funds Ltd.	--	--

(1) All ownership rights in this partnership belong to companies that are part of the Phoenix group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.

(b) The responses of the Reporting Person with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Ordinary Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

 The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

(c) As set forth in Annex C and incorporated herein by reference.

(d) See Item 6 below.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.          Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2024

THE PHOENIX HOLDINGS LTD.

/s/ Eli Schwartz
Name: Eli Schwartz*
Title: Deputy CEO, CFO, Head of Finance
/s/ Haggai Schreiber
Name: Haggai Schreiber*
Title: Chief Investments Officer, Deputy CEO

* Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Annex B to this Schedule 13D.

ANNEX NO.	DESCRIPTION

Annex A	Directors and Officers of The Phoenix Holdings Ltd.

Annex B	Notice of resolution of the Board of Directors of the Phoenix Holdings Ltd., dated as of December 12, 2019.

Annex C	The transactions in the Shares by The Phoenix during the past sixty (60) days

Annex A

Directors and Officers of The Phoenix Holdings Ltd.

Name	Principal Business/Occupation	Citizenship
Mr. Benjamin Gabbay	Chairman	Israel
Stella Amar Cohen	Director	Israel
Mr. Itzhak Shukrie Cohen	Director	U.S.
Ben Carlton Langworthy	Director	U.S.
Richard Kaplan	Director	U.S.
Rachel Lavine	Director	Israel
Eliezer Yones	Director	Israel
Roger Abravanel	Director	Italian
Dr. Ehud Shapira	Director	Israel
Eyal Ben Simon	CEO	Israel
Eli Schwartz	CFO	Israel
Menachem Neeman	CLO	Israel
Haggai Schreiber	Chief Investments Officer	Israel
Amit Natanel	CRO	Israel
Michal Leshem	Internal Auditor	Israel
David Alexander	IR and business development	Israel
Eilon Dachbash	CEO of Consumer Credit	Israel

*The address for each director and officer is c/o Derech Hashalom 53, Givataim 53454, Israel.

A - 1

Annex B

[Unofficial Translation]

December 12, 2019

Powers of Signature in The Phoenix Holdings Ltd.
(hereinafter: the “Company”)

In accordance with a resolution of the Board of Directors of the Company, the powers of signatures in the Company as of December 12, 2019, are as follows:

General Rights of Signature

1.
The signature of the Chairman of the Board of Directors (and / or the CEO (Mr. Eyal Ben Simon) of the Company together, or the signature of one of them with the  additional signature of an officer from Group A, shall bind the Company in any matter for an unlimited amount.

2.	The signatures of two officers from Group A (that are not subject to one another, apart from the CEO) shall bind the Company in any matter up to a sum of NIS 400,000,000.

3.	***

4.	***

Delegation and Revocation of Powers

5.	***

6.	***

7.	***

B - 1

Group A	Group B
***	***
***	***
***
Eli Schwartz (Executive Vice President - Chief Financial Officer)
Haggai Schreiber (Executive Vice President - Chief Investment Officer)
Menachem Neeman (Executive Vice President - Chief Legal Counsel and Corporate Secretary)

I hereby certify that the aforesaid resolutions of the Board of Directors were duly adopted and are binding on the Company for all intents and purposes.

/s/ Elad Sirkis Elad Sirkis, Advocate

B - 2

Annex C

Transactions in the Shares in the past 60 days

Table Number	Description of Transaction	Nature of the Transaction	Shares Purchased/(Sold)	Price Per Share (NIS)	Date of Purchase / Sale	Additional info
1	In the open market	Sale of Common Stock	-178,500.00	24.78	10/12/2023	Partnership for Israeli shares
2	In the open market	Sale of Common Stock	-31,500.00	24.78	10/12/2023	The Phoenix Investments House - "nostro" accounts
3	In the open market	Sale of Common Stock	-2,177.00	24.66	10/12/2023	Partnership for investing in shares indexes
4	In the open market	Sale of Common Stock	-25	24.66	10/12/2023	The Phoenix Investments House - trust funds
5	In the open market	Sale of Common Stock	-20	24.66	10/12/2023	The Phoenix Investments House - trust funds
6	In the open market	Sale of Common Stock	-48	24.66	10/12/2023	The Phoenix Investments House - trust funds
7	In the open market	Purchase of Common Stock	3.18	24.7	10/12/2023	The Phoenix Investments House - trust funds
8	In the open market	Sale of Common Stock	-151.18	24.7	10/12/2023	The Phoenix Investments House - trust funds
9	In the open market	Sale of Common Stock	-107,100.00	24.44	11/12/2023	Partnership for Israeli shares

10	In the open market	Sale of Common Stock	-18,900.00	24.43	11/12/2023	The Phoenix Investments House - "nostro" accounts
11	In the open market	Sale of Common Stock	-237	24.3	11/12/2023	The Phoenix Investments House - trust funds
12	In the open market	Sale of Common Stock	-0.18	24.37	11/12/2023	The Phoenix Investments House - trust funds
13	In the open market	Sale of Common Stock	-4,320.82	24.37	11/12/2023	The Phoenix Investments House - trust funds
14	In the open market	Sale of Common Stock	-325	23.67	12/12/2023	The Phoenix Investments House - trust funds
15	In the open market	Purchase of Common Stock	2.06	23.67	12/12/2023	The Phoenix Investments House - trust funds
16	In the open market	Sale of Common Stock	-990.06	23.67	12/12/2023	The Phoenix Investments House - trust funds
17	In the open market	Purchase of Common Stock	25	23.4	13/12/2023	The Phoenix Investments House - trust funds
18	In the open market	Sale of Common Stock	-39	23.4	13/12/2023	The Phoenix Investments House - trust funds
19	In the open market	Sale of Common Stock	-24	23.4	13/12/2023	The Phoenix Investments House - trust funds
20	In the open market	Sale of Common Stock	-10.87	23.4	13/12/2023	The Phoenix Investments House - trust funds
21	In the open market	Sale of Common Stock	-2,615.13	23.4	13/12/2023	The Phoenix Investments House - trust funds
22	In the open market	Sale of Common Stock	-367	23.47	14/12/2023	Partnership for investing in shares indexes

23	In the open market	Sale of Common Stock	-60	23.47	14/12/2023	The Phoenix Investments House - trust funds
24	In the open market	Sale of Common Stock	-19	23.47	14/12/2023	The Phoenix Investments House - trust funds
25	In the open market	Sale of Common Stock	-294.23	23.47	14/12/2023	The Phoenix Investments House - trust funds
26	In the open market	Purchase of Common Stock	14.23	23.47	14/12/2023	The Phoenix Investments House - trust funds
27	In the open market	Purchase of Common Stock	23.48	22.65	17/12/2023	The Phoenix Investments House - trust funds
28	In the open market	Sale of Common Stock	-417.48	22.65	17/12/2023	The Phoenix Investments House - trust funds
29	In the open market	Purchase of Common Stock	304	22.46	18/12/2023	The Phoenix Investments House - trust funds
30	In the open market	Sale of Common Stock	-430.4	22.46	18/12/2023	The Phoenix Investments House - trust funds
31	In the open market	Sale of Common Stock	-25.6	22.46	18/12/2023	The Phoenix Investments House - trust funds
32	In the open market	Sale of Common Stock	-87	22.64	19/12/2023	The Phoenix Investments House - trust funds
33	In the open market	Sale of Common Stock	-4,143.06	22.65	19/12/2023	The Phoenix Investments House - trust funds
34	In the open market	Sale of Common Stock	-6.94	22.65	19/12/2023	The Phoenix Investments House - trust funds

35	In the open market	Sale of Common Stock	-4,008.89	22.62	20/12/2023	The Phoenix Investments House - trust funds
36	In the open market	Purchase of Common Stock	13.89	22.62	20/12/2023	The Phoenix Investments House - trust funds
37	In the open market	Purchase of Common Stock	19	22.62	20/12/2023	The Phoenix Investments House - trust funds
38	In the open market	Purchase of Common Stock	182	22.62	20/12/2023	The Phoenix Investments House - trust funds
39	In the open market	Purchase of Common Stock	1	22.62	20/12/2023	The Phoenix Investments House - trust funds
40	In the open market	Purchase of Common Stock	2	22.62	20/12/2023	The Phoenix Investments House - trust funds
41	In the open market	Purchase of Common Stock	182	22.62	20/12/2023	The Phoenix Investments House - trust funds
42	In the open market	Purchase of Common Stock	10	22.62	20/12/2023	The Phoenix Investments House - trust funds
43	In the open market	Purchase of Common Stock	29	22.62	20/12/2023	The Phoenix Investments House - trust funds
44	In the open market	Purchase of Common Stock	2	22.62	20/12/2023	The Phoenix Investments House - trust funds
45	In the open market	Purchase of Common Stock	9	22.62	20/12/2023	The Phoenix Investments House - trust funds
46	In the open market	Purchase of Common Stock	9	22.62	20/12/2023	The Phoenix Investments House - trust funds
47	In the open market	Purchase of Common Stock	11	22.62	20/12/2023	The Phoenix Investments House - trust funds

48	In the open market	Purchase of Common Stock	1	22.62	20/12/2023	The Phoenix Investments House - trust funds
49	In the open market	Purchase of Common Stock	4	22.62	20/12/2023	The Phoenix Investments House - trust funds
50	In the open market	Purchase of Common Stock	59	22.62	20/12/2023	The Phoenix Investments House - trust funds
51	In the open market	Purchase of Common Stock	153	22.62	20/12/2023	The Phoenix Investments House - trust funds
52	In the open market	Purchase of Common Stock	25	22.62	20/12/2023	The Phoenix Investments House - trust funds
53	In the open market	Purchase of Common Stock	18	22.62	20/12/2023	The Phoenix Investments House - trust funds
54	In the open market	Sale of Common Stock	-220	22.55	21/12/2023	The Phoenix Investments House - trust funds
55	In the open market	Sale of Common Stock	-29.61	22.56	21/12/2023	The Phoenix Investments House - trust funds
56	In the open market	Purchase of Common Stock	1,599.61	22.56	21/12/2023	The Phoenix Investments House - trust funds
57	In the open market	Purchase of Common Stock	102	22.49	24/12/2023	The Phoenix Investments House - trust funds
58	In the open market	Purchase of Common Stock	18	22.49	24/12/2023	The Phoenix Investments House - trust funds
59	In the open market	Purchase of Common Stock	26.25	22.5	24/12/2023	The Phoenix Investments House - trust funds
60	In the open market	Sale of Common Stock	-437.25	22.5	24/12/2023	The Phoenix Investments House - trust funds

61	In the open market	Purchase of Common Stock	178	22.6	25/12/2023	The Phoenix Investments House - trust funds
62	In the open market	Sale of Common Stock	-170	22.6	25/12/2023	The Phoenix Investments House - trust funds
63	In the open market	Purchase of Common Stock	2,285.42	22.59	25/12/2023	The Phoenix Investments House - trust funds
64	In the open market	Sale of Common Stock	-33.42	22.59	25/12/2023	The Phoenix Investments House - trust funds
65	In the open market	Sale of Common Stock	-42	22.95	26/12/2023	The Phoenix Investments House - trust funds
66	In the open market	Sale of Common Stock	-48	22.95	26/12/2023	The Phoenix Investments House - trust funds
67	In the open market	Sale of Common Stock	-314.22	22.94	26/12/2023	The Phoenix Investments House - trust funds
68	In the open market	Purchase of Common Stock	23.22	22.94	26/12/2023	The Phoenix Investments House - trust funds
69	In the open market	Purchase of Common Stock	68	22.48	27/12/2023	The Phoenix Investments House - trust funds
70	In the open market	Sale of Common Stock	-33	22.48	27/12/2023	The Phoenix Investments House - trust funds
71	In the open market	Purchase of Common Stock	7.69	22.48	27/12/2023	The Phoenix Investments House - trust funds
72	In the open market	Purchase of Common Stock	988.31	22.48	27/12/2023	The Phoenix Investments House - trust funds
73	OTC	Purchase of Common Stock	74,549.00	22.91	28/12/2023	Partnership for Israeli shares

74	OTC	Purchase of Common Stock	38,940.00	22.91	28/12/2023	Partnership for Israeli shares
75	OTC	Purchase of Common Stock	81,162.00	22.91	28/12/2023	Partnership for Israeli shares
76	OTC	Purchase of Common Stock	90,949.00	22.91	28/12/2023	Partnership for Israeli shares
77	OTC	Purchase of Common Stock	50,400.00	22.95	28/12/2023	The Phoenix "nostro" accounts
78	In the open market	Purchase of Common Stock	325	22.15	28/12/2023	The Phoenix Investments House - trust funds
79	In the open market	Purchase of Common Stock	345	22.15	28/12/2023	The Phoenix Investments House - trust funds
80	In the open market	Sale of Common Stock	-209	22.15	28/12/2023	The Phoenix Investments House - trust funds
81	In the open market	Sale of Common Stock	-177	22.15	28/12/2023	The Phoenix Investments House - trust funds
82	In the open market	Sale of Common Stock	-54	22.15	28/12/2023	The Phoenix Investments House - trust funds
83	In the open market	Sale of Common Stock	-143	22.15	28/12/2023	The Phoenix Investments House - trust funds
84	In the open market	Sale of Common Stock	-72	22.15	28/12/2023	The Phoenix Investments House - trust funds
85	In the open market	Sale of Common Stock	-55	22.15	28/12/2023	The Phoenix Investments House - trust funds
86	In the open market	Sale of Common Stock	-205	22.15	28/12/2023	The Phoenix Investments House - trust funds
87	In the open market	Sale of Common Stock	-345	22.15	28/12/2023	The Phoenix Investments House - trust funds

88	In the open market	Sale of Common Stock	-328.64	22.15	28/12/2023	The Phoenix Investments House - trust funds
89	In the open market	Sale of Common Stock	-10,995.36	22.15	28/12/2023	The Phoenix Investments House - trust funds
90	In the open market	Purchase of Common Stock	2,844.00	22.15	31/12/2023	Partnership for investing in shares indexes
91	In the open market	Sale of Common Stock	-72	22.15	31/12/2023	The Phoenix Investments House - trust funds
92	In the open market	Purchase of Common Stock	841.57	22.15	31/12/2023	The Phoenix Investments House - trust funds
93	In the open market	Purchase of Common Stock	819.43	22.15	31/12/2023	The Phoenix Investments House - trust funds
94	In the open market	Purchase of Common Stock	12,423.00	22.93	01/01/2024	Partnership for investing in shares indexes
95	In the open market	Purchase of Common Stock	583	22.93	01/01/2024	The Phoenix Investments House - trust funds
96	In the open market	Purchase of Common Stock	97	22.93	01/01/2024	The Phoenix Investments House - trust funds
97	In the open market	Sale of Common Stock	-176.58	22.93	01/01/2024	The Phoenix Investments House - trust funds
98	In the open market	Sale of Common Stock	-510.42	22.93	01/01/2024	The Phoenix Investments House - trust funds
99	In the open market	Purchase of Common Stock	126	22.52	02/01/2024	Partnership for investing in shares indexes

100	In the open market	Sale of Common Stock	-0.31	22.52	02/01/2024	The Phoenix Investments House - trust funds
101	In the open market	Sale of Common Stock	-1,849.69	22.52	02/01/2024	The Phoenix Investments House - trust funds
102	In the open market	Sale of Common Stock	-273	22.1	03/01/2024	The Phoenix Investments House - trust funds
103	In the open market	Sale of Common Stock	-7.26	22.1	03/01/2024	The Phoenix Investments House - trust funds
104	In the open market	Sale of Common Stock	-6,225.74	22.1	03/01/2024	The Phoenix Investments House - trust funds
105	In the open market	Purchase of Common Stock	110	22.14	04/01/2024	The Phoenix Investments House - trust funds
106	In the open market	Purchase of Common Stock	225	22.14	04/01/2024	The Phoenix Investments House - trust funds
107	In the open market	Purchase of Common Stock	2.45	22.14	04/01/2024	The Phoenix Investments House - trust funds
108	In the open market	Sale of Common Stock	-1,986.45	22.14	04/01/2024	The Phoenix Investments House - trust funds
109	In the open market	Sale of Common Stock	-241	21.81	07/01/2024	The Phoenix Investments House - trust funds
110	In the open market	Sale of Common Stock	-6,951.58	21.88	07/01/2024	The Phoenix Investments House - trust funds
111	In the open market	Purchase of Common Stock	113.58	21.88	07/01/2024	The Phoenix Investments House - trust funds
112	In the open market	Sale of Common Stock	-7,326.49	22.31	08/01/2024	The Phoenix Investments House - trust funds

113	In the open market	Sale of Common Stock	-109.51	22.31	08/01/2024	The Phoenix Investments House - trust funds
114	In the open market	Sale of Common Stock	-158	22.31	08/01/2024	The Phoenix Investments House - trust funds
115	In the open market	Sale of Common Stock	-97.87	22.27	09/01/2024	The Phoenix Investments House - trust funds
116	In the open market	Sale of Common Stock	-14,749.13	22.27	09/01/2024	The Phoenix Investments House - trust funds
117	In the open market	Sale of Common Stock	-1,021.00	22.28	09/01/2024	The Phoenix Investments House - trust funds
118	In the open market	Sale of Common Stock	-154	22.28	09/01/2024	The Phoenix Investments House - trust funds
119	In the open market	Purchase of Common Stock	121.79	22.42	10/01/2024	The Phoenix Investments House - trust funds
120	In the open market	Sale of Common Stock	-4,454.79	22.42	10/01/2024	The Phoenix Investments House - trust funds
121	In the open market	Purchase of Common Stock	4	22.41	10/01/2024	The Phoenix Investments House - trust funds
122	In the open market	Purchase of Common Stock	6	22.41	10/01/2024	The Phoenix Investments House - trust funds
123	In the open market	Purchase of Common Stock	1	22.41	10/01/2024	The Phoenix Investments House - trust funds
124	In the open market	Purchase of Common Stock	311	22.41	10/01/2024	The Phoenix Investments House - trust funds
125	In the open market	Purchase of Common Stock	610	22.41	10/01/2024	The Phoenix Investments House - trust funds

126	In the open market	Purchase of Common Stock	5	22.41	10/01/2024	The Phoenix Investments House - trust funds
127	In the open market	Purchase of Common Stock	1	22.41	10/01/2024	The Phoenix Investments House - trust funds
128	In the open market	Purchase of Common Stock	122	22.41	10/01/2024	The Phoenix Investments House - trust funds
129	In the open market	Purchase of Common Stock	93	22.41	10/01/2024	The Phoenix Investments House - trust funds
130	In the open market	Purchase of Common Stock	2	22.41	10/01/2024	The Phoenix Investments House - trust funds
131	In the open market	Purchase of Common Stock	1	22.41	10/01/2024	The Phoenix Investments House - trust funds
132	In the open market	Purchase of Common Stock	3	22.41	10/01/2024	The Phoenix Investments House - trust funds
133	In the open market	Sale of Common Stock	-44	22.41	10/01/2024	The Phoenix Investments House - trust funds
134	In the open market	Purchase of Common Stock	47	22.09	11/01/2024	The Phoenix Investments House - trust funds
135	In the open market	Sale of Common Stock	-100	22.09	11/01/2024	The Phoenix Investments House - trust funds
136	In the open market	Sale of Common Stock	-4,518.67	22.11	11/01/2024	The Phoenix Investments House - trust funds
137	In the open market	Sale of Common Stock	-145.33	22.11	11/01/2024	The Phoenix Investments House - trust funds
138	In the open market	Purchase of Common Stock	17	21.7	14/01/2024	The Phoenix Investments House - trust funds

139	In the open market	Purchase of Common Stock	11	21.7	14/01/2024	The Phoenix Investments House - trust funds
140	In the open market	Purchase of Common Stock	86	21.7	14/01/2024	The Phoenix Investments House - trust funds
141	In the open market	Sale of Common Stock	-2,009.00	21.7	14/01/2024	The Phoenix Investments House - trust funds
142	In the open market	Purchase of Common Stock	461	21.7	14/01/2024	The Phoenix Investments House - trust funds
143	In the open market	Sale of Common Stock	-66.28	21.65	15/01/2024	The Phoenix Investments House - trust funds
144	In the open market	Sale of Common Stock	-115.72	21.65	15/01/2024	The Phoenix Investments House - trust funds
145	In the open market	Sale of Common Stock	-3,607.00	21.92	16/01/2024	The Phoenix Investments House - trust funds
146	In the open market	Sale of Common Stock	-2,598.00	21.92	16/01/2024	The Phoenix Investments House - trust funds
147	In the open market	Sale of Common Stock	-682	22.47	17/01/2024	The Phoenix Investments House - trust funds
148	In the open market	Sale of Common Stock	-2,408.00	22.47	17/01/2024	The Phoenix Investments House - trust funds
149	In the open market	Purchase of Common Stock	101	22.4	18/01/2024	The Phoenix Investments House - trust funds
150	In the open market	Purchase of Common Stock	424.87	22.4	18/01/2024	The Phoenix Investments House - trust funds
151	In the open market	Sale of Common Stock	-3,271.87	22.4	18/01/2024	The Phoenix Investments House - trust funds

152	In the open market	Sale of Common Stock	-45	22.05	21/01/2024	The Phoenix Investments House - trust funds
153	In the open market	Sale of Common Stock	-6,814.61	22.05	21/01/2024	The Phoenix Investments House - trust funds
154	In the open market	Sale of Common Stock	-764.39	22.05	21/01/2024	The Phoenix Investments House - trust funds
155	In the open market	Purchase of Common Stock	1,673.37	22.48	22/01/2024	The Phoenix Investments House - trust funds
156	In the open market	Sale of Common Stock	-164.37	22.48	22/01/2024	The Phoenix Investments House - trust funds
157	In the open market	Purchase of Common Stock	1,236.00	23.33	23/01/2024	Partnership for investing in shares indexes
158	In the open market	Sale of Common Stock	-31	23.33	23/01/2024	The Phoenix Investments House - trust funds
159	In the open market	Sale of Common Stock	-155	23.33	23/01/2024	The Phoenix Investments House - trust funds
160	In the open market	Purchase of Common Stock	1,570.42	23.33	23/01/2024	The Phoenix Investments House - trust funds
161	In the open market	Purchase of Common Stock	312.58	23.33	23/01/2024	The Phoenix Investments House - trust funds
162	In the open market	Purchase of Common Stock	401	23.28	24/01/2024	The Phoenix Investments House - trust funds
163	In the open market	Purchase of Common Stock	2	23.28	24/01/2024	The Phoenix Investments House - trust funds
164	In the open market	Purchase of Common Stock	8	23.28	24/01/2024	The Phoenix Investments House - trust funds

165	In the open market	Purchase of Common Stock	1,000.00	23.28	24/01/2024	The Phoenix Investments House - trust funds
166	In the open market	Purchase of Common Stock	5,190.00	23.28	24/01/2024	The Phoenix Investments House - trust funds
167	In the open market	Purchase of Common Stock	326	23.28	24/01/2024	The Phoenix Investments House - trust funds
168	In the open market	Purchase of Common Stock	769	23.1	24/01/2024	The Phoenix Investments House - trust funds
169	In the open market	Purchase of Common Stock	9	23.28	24/01/2024	The Phoenix Investments House - trust funds
170	In the open market	Purchase of Common Stock	1,083.00	23.05	24/01/2024	The Phoenix Investments House - trust funds
171	In the open market	Purchase of Common Stock	175	23.28	24/01/2024	The Phoenix Investments House - trust funds
172	In the open market	Purchase of Common Stock	156	23.28	24/01/2024	The Phoenix Investments House - trust funds
173	In the open market	Purchase of Common Stock	200	23.05	24/01/2024	The Phoenix Investments House - trust funds
174	In the open market	Purchase of Common Stock	845	23.28	24/01/2024	The Phoenix Investments House - trust funds
175	In the open market	Purchase of Common Stock	13	23.28	24/01/2024	The Phoenix Investments House - trust funds
176	In the open market	Purchase of Common Stock	16	23.28	24/01/2024	The Phoenix Investments House - trust funds
177	In the open market	Purchase of Common Stock	65	23.28	24/01/2024	The Phoenix Investments House - trust funds

178	In the open market	Purchase of Common Stock	50	23.28	24/01/2024	The Phoenix Investments House - trust funds
179	In the open market	Purchase of Common Stock	597	23.28	24/01/2024	The Phoenix Investments House - trust funds
180	In the open market	Purchase of Common Stock	5	23.28	24/01/2024	The Phoenix Investments House - trust funds
181	In the open market	Purchase of Common Stock	953	23.28	24/01/2024	The Phoenix Investments House - trust funds
182	In the open market	Purchase of Common Stock	315	23.28	24/01/2024	The Phoenix Investments House - trust funds
183	In the open market	Purchase of Common Stock	1,086.00	23.28	24/01/2024	The Phoenix Investments House - trust funds
184	In the open market	Purchase of Common Stock	27	23.28	24/01/2024	The Phoenix Investments House - trust funds
185	In the open market	Purchase of Common Stock	695	23.28	24/01/2024	The Phoenix Investments House - trust funds
186	In the open market	Purchase of Common Stock	135	23.28	24/01/2024	The Phoenix Investments House - trust funds
187	In the open market	Purchase of Common Stock	107	23.28	24/01/2024	The Phoenix Investments House - trust funds
188	In the open market	Purchase of Common Stock	154	23.28	24/01/2024	The Phoenix Investments House - trust funds
189	In the open market	Purchase of Common Stock	25	23.28	24/01/2024	The Phoenix Investments House - trust funds
190	In the open market	Purchase of Common Stock	184	23.28	24/01/2024	The Phoenix Investments House - trust funds

191	In the open market	Purchase of Common Stock	168	23.28	24/01/2024	The Phoenix Investments House - trust funds
192	In the open market	Purchase of Common Stock	83	23.28	24/01/2024	The Phoenix Investments House - trust funds
193	In the open market	Purchase of Common Stock	664	23.28	24/01/2024	The Phoenix Investments House - trust funds
194	In the open market	Purchase of Common Stock	292	23.28	24/01/2024	The Phoenix Investments House - trust funds
195	In the open market	Purchase of Common Stock	142	23.29	25/01/2024	The Phoenix Investments House - trust funds
196	In the open market	Purchase of Common Stock	89	23.29	25/01/2024	The Phoenix Investments House - trust funds
197	In the open market	Purchase of Common Stock	382	23.43	25/01/2024	The Phoenix Investments House - trust funds
198	In the open market	Purchase of Common Stock	210	23.64	25/01/2024	The Phoenix Investments House - trust funds
199	In the open market	Purchase of Common Stock	244	23.64	25/01/2024	The Phoenix Investments House - trust funds
200	In the open market	Purchase of Common Stock	103	23.43	25/01/2024	The Phoenix Investments House - trust funds
201	In the open market	Purchase of Common Stock	23	23.43	25/01/2024	The Phoenix Investments House - trust funds
202	In the open market	Purchase of Common Stock	276	23.29	25/01/2024	The Phoenix Investments House - trust funds
203	In the open market	Purchase of Common Stock	4,710.70	23.64	25/01/2024	The Phoenix Investments House - trust funds

204	In the open market	Sale of Common Stock	-585.7	23.64	25/01/2024	The Phoenix Investments House - trust funds
205	In the open market	Purchase of Common Stock	199	23.99	28/01/2024	The Phoenix Investments House - trust funds
206	In the open market	Purchase of Common Stock	128	23.99	28/01/2024	The Phoenix Investments House - trust funds
207	In the open market	Purchase of Common Stock	123	23.99	28/01/2024	The Phoenix Investments House - trust funds
208	In the open market	Purchase of Common Stock	243	23.99	28/01/2024	The Phoenix Investments House - trust funds
209	In the open market	Sale of Common Stock	-51	23.99	28/01/2024	The Phoenix Investments House - trust funds
210	In the open market	Sale of Common Stock	-4,443.83	23.99	28/01/2024	The Phoenix Investments House - trust funds
211	In the open market	Purchase of Common Stock	13,275.83	23.99	28/01/2024	The Phoenix Investments House - trust funds
212	In the open market	Purchase of Common Stock	7,423.59	23.7	29/01/2024	The Phoenix Investments House - trust funds
213	In the open market	Sale of Common Stock	-6,739.59	23.7	29/01/2024	The Phoenix Investments House - trust funds
214	In the open market	Sale of Common Stock	-723	23.7	30/01/2024	The Phoenix Investments House - trust funds
215	In the open market	Sale of Common Stock	-105	23.7	30/01/2024	The Phoenix Investments House - trust funds
216	In the open market	Sale of Common Stock	-142	23.7	30/01/2024	The Phoenix Investments House - trust funds

217	In the open market	Sale of Common Stock	-1	23.7	30/01/2024	The Phoenix Investments House - trust funds
218	In the open market	Sale of Common Stock	-11	23.7	30/01/2024	The Phoenix Investments House - trust funds
219	In the open market	Sale of Common Stock	-324	23.7	30/01/2024	The Phoenix Investments House - trust funds
220	In the open market	Sale of Common Stock	-468	23.7	30/01/2024	The Phoenix Investments House - trust funds
221	In the open market	Purchase of Common Stock	6,752.52	23.7	30/01/2024	The Phoenix Investments House - trust funds
222	In the open market	Sale of Common Stock	-12,365.52	23.7	30/01/2024	The Phoenix Investments House - trust funds
223	In the open market	Sale of Common Stock	-933	23.05	31/01/2024	Partnership for investing in shares indexes
224	In the open market	Sale of Common Stock	-730	23.05	31/01/2024	The Phoenix Investments House - trust funds
225	In the open market	Purchase of Common Stock	2,777.42	23.05	31/01/2024	The Phoenix Investments House - trust funds
226	In the open market	Sale of Common Stock	-3,538.42	23.05	31/01/2024	The Phoenix Investments House - trust funds
227	In the open market	Purchase of Common Stock	172	23.51	01/02/2024	Partnership for investing in shares indexes
228	In the open market	Sale of Common Stock	-39,005.88	23.51	01/02/2024	The Phoenix Investments House - trust funds
229	In the open market	Purchase of Common Stock	26,788.88	23.51	01/02/2024	The Phoenix Investments House - trust funds

230	In the open market	Purchase of Common Stock	29	23.51	01/02/2024	The Phoenix Investments House - trust funds
231	In the open market	Sale of Common Stock	-196	23.51	01/02/2024	The Phoenix Investments House - trust funds
232	In the open market	Sale of Common Stock	-1,860.00	23.51	01/02/2024	The Phoenix Investments House - trust funds
233	In the open market	Sale of Common Stock	-145	23.51	01/02/2024	The Phoenix Investments House - trust funds
234	In the open market	Sale of Common Stock	-2,033.00	23.51	01/02/2024	The Phoenix Investments House - trust funds
235	In the open market	Purchase of Common Stock	119	22.7	04/02/2024	The Phoenix Investments House - trust funds
236	In the open market	Sale of Common Stock	-6.14	22.7	04/02/2024	The Phoenix Investments House - trust funds
237	In the open market	Purchase of Common Stock	363.14	22.7	04/02/2024	The Phoenix Investments House - trust funds
238	In the open market	Sale of Common Stock	-370	22.66	05/02/2024	The Phoenix Investments House - trust funds
239	In the open market	Purchase of Common Stock	2,472.91	22.7	05/02/2024	The Phoenix Investments House - trust funds
240	In the open market	Purchase of Common Stock	7.09	22.7	05/02/2024	The Phoenix Investments House - trust funds
241	In the open market	Purchase of Common Stock	149	23.14	06/02/2024	The Phoenix Investments House - trust funds
242	In the open market	Purchase of Common Stock	563	23.14	06/02/2024	The Phoenix Investments House - trust funds

243	In the open market	Sale of Common Stock	-2.66	23.14	06/02/2024	The Phoenix Investments House - trust funds
244	In the open market	Sale of Common Stock	-1,361.34	23.14	06/02/2024	The Phoenix Investments House - trust funds
245	In the open market	Sale of Common Stock	-3,787.00	23.05	07/02/2024	Partnership for investing in shares indexes
246	In the open market	Purchase of Common Stock	24	23.05	07/02/2024	The Phoenix Investments House - trust funds
247	In the open market	Sale of Common Stock	-38	23.05	07/02/2024	The Phoenix Investments House - trust funds
248	In the open market	Sale of Common Stock	-15	23.05	07/02/2024	The Phoenix Investments House - trust funds
249	In the open market	Purchase of Common Stock	1,895.18	23.05	07/02/2024	The Phoenix Investments House - trust funds
250	In the open market	Sale of Common Stock	-997.18	23.05	07/02/2024	The Phoenix Investments House - trust funds